Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Three Months Ended March 31, 2015	Years Ended December 31,
		2014	2013	2012	2011	2010
Earnings
(Loss) income before income taxes	$(4,898)	$260,194	$(42,498)	$(41,250)	$(43,172)	$(32,465)
Add: Fixed charges	6,968	25,849	21,982	16,528	933	733

Earnings, as defined	$2,070	$286,043	$(20,516)	$(24,722)	$(42,239)	$(31,732)

Fixed Charges
Interest expense	$1,698	$6,792	$6,793	$5,332	$—	$—
Capitalized interest	527	1,459	—	—	—	—
Amortization of debt discount and issuance costs	3,910	14,898	13,456	9,663	—	—
Interest component of rentals (1)	833	2,700	1,733	1,533	933	733

Total	$6,968	$25,849	$21,982	$16,528	$933	$733

(Deficiency in earnings) earnings available to cover fixed charges	$(4,898)	$286,043	$(42,498)	$(41,250)	$(43,172)	$(32,465)

Ratio of earnings to fixed charges	*	11.07	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.